Exhibit 99.5

CNBC Squawk Box Asia interview

Wednesday 11 August 2021

CNBC:

Tim Hentschel, Co-Founder and CEO of HotelPlanner, joins us live from Singapore, first on CNBC interview. Great to see you. Appreciate your time. Hope you are keeping safe where you are and congratulation on the deal.

Tim: Thanks Martin, great to be talking to you again! So good morning!

CNBC: So, what are you telling your investors about this?

Tim: Well, we are telling them that we’ve got one of the best deals that’s coming out. You know we have a valuation that is only 3.5 X -- so very reasonable. Its set to pop, we had a great first day of trading, over 8 million shares were traded yesterday, so huge volume.

CNBC: Tim, give us a sense - your sense of where we are in terms of this recovery post-pandemic because it really seems to be fits and starts. What are forward bookings telling you about demand?

Tim: So demand is staying strong right now. We are not seeing increase in cancellations. We don't believe delta variant is giving us too bad of headwinds. We are making a huge strides compared to where we were a year ago. We are up 300% year-over-year compared to a year ago.

When we start to see an increase in cancellation percentage, then we will be a little bit more worried. But as long as the cancellation percentage stays where it is, we are good. Right now, we are seeing week-over-week a little bit of slowing, about 2-3%. But we believe that it is just coming to the end of Summer travel season. We are not attributing that to delta variant yet. So it is looking strong for us still.

You know, the new travel customer is used to travelling in pandemic conditions, so they aren't scared, from what we can tell when it comes to getting out there. They know, they just wear masks, you know, they've been used to this now for 18 months. So, we think it will continue to stay strong through this. And we will get over this delta you know, in the next 6-8 months, it will run its course.

Look at here in Singapore; we are already up to 70% of the people are fully vaccinated so that is gonna make a huge difference. And we are coming out of a lockdown right now so the world is moving on I think in positive way.

CNBC: Tim, sort of a generic question here. HotelPlanner, you have booking access to more than a million properties around the globe. So I guess, that is a pretty good spread right? Do you believe right now that a lot of these properties including hotels, obviously, do they have pricing power?

Tim: They are beginning to get it back. Their biggest year was 2019. Record profits and rev par growth. Now obviously they took a huge hit in 2020. But the star report is saying that the occupancy levels are recovering in North America and in some parts of Europe, back to 2019 levels. So, they are recovering their pricing power and, you know, they also take an over a lot of costs for extra cleaning and safety measures that they need. So they have to pass some of that on to the consumers as well. So prices are going to be strong for hotels for the next few months. That's why we are saying book now! Lock in your deals now and then our company that specializes in close users group rate with a special pre booking discounted rates, that’s where you are going to look at companies like us and we are going to save you a few bucks and everybody is going to be happy.

CNBC: Tim, has this pandemic changed the face of business travel premium band especially?

Tim: It definitely has, I think. You know with leisure travel, we are seeing a spike in weddings, youth sports, pro sports, because that is when you are taking your individual responsibility and you decide to invest, to put your own money forward to take that vacation.

It is a little harder when an employer says I am going to force you to travel, so that has been much slower to recover. But we are still seeing some corporate events move forward, and corporate travel begin to come back. But over the last 18 months, we really perfected the hybrid event, which really makes it easier for employers because we can put on the event and we can make attendance optional. And so then you can, again, the power put back into the individuals and so they feel comfortable traveling and they think they will be more productive traveling, then great. But if you want to attend the conference or the meeting from your office or work from home environment, they can just login and the quality of participation is about the same because hybrid events have gotten so much better over the years.

CNBC: Tim, let's talk about things for the consumer end…. talk about what’s known as UX, the user experience. You describe HotelPlanner is being able to provide 24/7 global gig-based customer service. What do you mean by that? You know, a lot of people don't particularly like being serviced by some anonymous voice from call center outsourced somewhere. At the same time, though, by gig-based means that all the people are gonna be picking up toll free are part-timers or what does it mean?

Tim: No, I’d say that, you know, they are an extension of our HotelPlanner family. It is something we innovated with over the pandemic. When the pandemic first hit, our traditional call center were disrupted because they all had to leave the call center and then they had to take the calls from home. Some of their internet connections weren’t great. So then we started to think that we should open it up to our friends and family, they can jump on their internet connections, take calls, and the gig economy travel agent platform was born from that, from us reaching out to our friends and family saying hey, we need help! We have all these calls, help us! And of course, we trained them, and we do background checks but we have AI behind that, so our system is picking the best agents in real-time to push them with the best customers, so we, through the data we have, already know that the agents gonna have the best knowledge where you are going ,the agent that speaks your own language, the agent that probably has some things in common with you because you’ve grown up or live around the same area. So, the localized service is much greater with our gig economy travel agency. We have 2,000 of them and we are hiring and training over 400 a month right now, new ones. Because they make a lot more money in our gig economy travel agency than the traditional model.

CNBC: So are you going head-to-head against the likes of Expedia or does the AI component of what you do give you the edge? I am just trying to get a sense of competitive landscape in which you are operating in.

Tim: Well, we are complementary to Expedia and booking.com, not competitive, but competitive in some ways, but we like to call it “co-opetition” where are already powered for those guys for the last decade, there are 9+ options so, we like to say, if it’s plus it’s us. So if you are looking for more multiple rooms or any of those sites, it goes to our platform. We are hoping that as our gig economy travel agent platform expands and it shows the conversion is higher, the customer service is better, that they are going to look at us and say hey, we should start using them for our overflow calls. So I think we are going to continue to partner with them and be a great partner moving forward. I mean we love those guys over there. We are a tight industry of online travel technology veterans, all started back in when internet started in 2000. So, all those relationships have just grown stronger over the years, so I believe we will continue to be good partners moving forward.

CNBC: You’re only as strong as your network. Co-opetition, I like that word. Tim, Great conversation. Thank you very much indeed for those insights.

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